New York - AG	July 16, 2018
Toronto – FR
Frankfurt – FMV

First Majestic Produces a Record 5.1M Silver Equivalent Ounces in Second Quarter; Increases 2018 Production Guidance to 20.5M - 22.6M Silver Equivalent Ounces

Vancouver, BC, Canada - First Majestic Silver Corp. ("First Majestic" or the "Company") announces total production in the second quarter of 2018 from its seven operating silver mines reached a new Company record of 5.1 million equivalent ounces of silver. Total production consisted of 2.8 million ounces of silver, 25,449 ounces of gold, 3.9 million pounds of lead and 1.4 million pounds of zinc.

The Company has increased its 2018 annual silver production to a new range of 12.0 to 13.2 million ounces, or 20.5 to 22.6 million silver equivalent ounces primarily due to the addition of the San Dimas Silver/Gold mine which was acquired on May 10, 2018. This compares to the previous annual production guidance of 10.6 to 11.8 million ounces of silver, or 15.7 to 17.5 million silver equivalent ounces.

“During the quarter, the integration of the newly acquired San Dimas mine into our Mexican portfolio was our primary focus,” said Keith Neumeyer, President & CEO. “The world-class San Dimas operation, which contributed only seven weeks of production in the second quarter, propelled the Company to a new quarterly production record of 5.1 million silver equivalent ounces and has become our cornerstone asset and will remain a major focus for the next several quarters as we optimize the operation. Short term, we are focused on reducing underground dilution and implementing mill automation processes, including the installation of high intensity grinding technologies in order to increase efficiencies and reduce production costs. In addition, under the new streaming agreement, we are going back to mine numerous high-grade silver veins that were previously deemed uneconomic by the previous operator. In 2018, all-in sustaining costs at San Dimas are projected to be between $6.99 to $8.19 per ounce, making it our lowest cost and our largest producing mine.”

Mr. Neumeyer continued, “At La Encantada, the construction of the new roaster is in its final stages. Commissioning and start up procedures are expected to begin in late August before ramping up to commercial production by the end of the year. These are exciting times for the Company, our employees and our stakeholders.”

PRODUCTION TABLE

	Q2 2018	Q2 2017	Y/Y Change	Q1 2018	Q/Q Change
Ore processed / tonnes milled	851,349	691,833	23%	809,775	5%
Total production - ounces of silver equivalent	5,137,318	3,888,944	32%	3,879,678	32%
Total silver ounces produced	2,756,263	2,287,188	21%	2,167,030	27%
Gold ounces produced	25,449	15,186	68%	15,887	60%
Pounds of lead produced	3,949,410	7,625,328	(48%)	4,448,378	(11%)
Pounds of zinc produced	1,382,760	860,939	61%	1,611,699	(14%)

QUARTERLY REVIEW

Total ore processed during the quarter at the Company's seven operating silver mines: San Dimas, Santa Elena, La Encantada, La Parrilla, Del Toro, San Martin and La Guitarra, amounted to 851,349 tonnes, representing a 5% increase compared to the previous quarter. The increase in tonnes compared to the prior quarter was primarily due to the addition of the San Dimas production, offset by a 14% decrease in throughput at La Encantada.

Consolidated silver grades in the quarter averaged 127 g/t compared to 111 g/t in the previous quarter. The 14% increase in silver grades was primarily the result of the addition of seven weeks of production from San Dimas.

Consolidated silver recoveries averaged 79%, representing a 6% increase compared to the previous quarter. The Company expects further improvements in recoveries with the anticipated installation and commissioning of the microbubble flotation columns at La Parrilla in the third quarter of 2018, followed by Del Toro in the first quarter of 2019. In addition, delivery and installation of the High Intensity Grinding (“HIG”) mills at Santa Elena and San Dimas are planned for October and November, respectively, followed by commissioning over the following quarter. The benefits of this new technology, most notably higher recoveries and lower operating costs, are expected to be realized after completing ramp up to commercial production in the first half of 2019.

The Company's underground development in the second quarter consisted of 17,838 metres, reflecting a 20% increase compared to 14,914 metres completed in the previous quarter. Additional development contractors were brought in during the second quarter at La Encantada and Del Toro to focus on increasing development rates to support production. Development remains focused on opening new production areas, exploring high potential zones and new stope preparation.

During the quarter, up to 29 diamond drill rigs were active across the Company’s properties. A total of 298 drill holes were completed for a total of 73,899 metres on the seven producing assets as well as the Plomosas Silver Project, representing a 65% increase in drilled metres compared to the previous quarter. Primary exploration activities focused on replacement deposits at the Quebradillas mine and the epithermal vein system at Cerro de Santiago at La Parrilla, exploring extensions of the main Santa Elena vein, vein splays of Santa Elena and at the Ermitaño-West project at Santa Elena, exploring Santa Jessica, Santa Regina and Alexa veins in the Central block and Sinaloa Graben at San Dimas and exploring vein mineralization at the San Juan mine at the Plomosas Silver Project.

MINE BY MINE PRODUCTION TABLE

Mine	Ore Processed	Tonnes per Day	Silver Oz Produced	Gold Oz Produced	Pounds of Lead	Pounds of Zinc	Equivalent Silver Ounces
San Dimas(1)	85,765	1,649	808,923	11,348			1,698,382
Santa Elena	228,054	2,506	535,015	11,040	—	—	1,407,880
La Encantada	237,862	2,614	325,603	23	—	—	327,458
La Parrilla	123,642	1,359	360,862	235	1,653,868	1,382,760	605,826
Del Toro	65,879	724	167,591	73	2,295,542	—	323,714
San Martin	74,431	818	419,815	1,331	—	—	524,843
La Guitarra	35,715	392	138,454	1,399	—	—	249,214
Total	851,349	9,355	2,756,263	25,449	3,949,410	1,382,760	5,137,318
1) San Dimas production was over the period May 10, 2018 to June 30, 2018, or 52 days.
*Certain amounts shown may not add exactly to the total amount due to rounding differences.
*The following prices were used in the calculation of silver equivalent ounces: Silver: $16.52 per ounce; Gold: $1,300 per ounce; Lead: $1.08 per pound; Zinc $1.41 per pound.

At the San Dimas Silver/Gold Mine:

•
For the last seven weeks of the second quarter after acquiring San Dimas, the operation produced 808,923 ounces of silver and 11,348 ounces of gold for a total production of 1,698,382 silver equivalent ounces.

•	The mill processed a total of 85,765 tonnes with average silver and gold grades of 307 g/t and 4.3 g/t, respectively.

•	A total of 2,481 metres of underground development was completed in the second quarter.

•
Six drill rigs completed 22 drill holes for a total of 10,522 metres of exploration drilling during the quarter with a primary focus around Santa Jessica, Santa Regina and Alexa veins in the Central block and Sinaloa Graben.

At the Santa Elena Silver/Gold Mine:

•
During the quarter, Santa Elena produced 535,015 ounces of silver and 11,040 ounces of gold for a total production of 1,407,880 silver equivalent ounces, reflecting a 9% decrease compared to the prior quarter.

•	The mill processed a total of 228,054 tonnes, consisting of 128,200 tonnes of underground ore and 99,854 tonnes from the above ground heap leach pad.

•	Silver and gold grades from underground ore averaged 120 g/t and 2.3 g/t, respectively. Silver and gold grades from the above ground heap leach pad averaged 36 g/t and 0.7 g/t, respectively.

•	A total of 2,926 metres of underground development was completed in the second quarter compared to 3,030 metres of development in the previous quarter.

•	Four drill rigs completed 35 drill holes for a total of 10,717 metres of exploration drilling during the quarter compared to 7,097 metres of drilling in the previous quarter.

At the La Encantada Silver Mine:

•
For the quarter, silver production reached 325,603 ounces representing a 28% decrease from the previous quarter. The decrease in silver production was primarily due to a 14% decrease in tonnes milled and a 14% decrease in silver recoveries compared to the prior quarter.

•
Silver grades and recoveries during the quarter averaged 83 g/t and 51%, respectively. The San Javier breccia produced 27,500 tonnes with an average silver grade of 103 g/t. Silver grades began to show improvements starting in June as some of the existing ore extraction points passed through a low-grade column of ore blocks and began producing from a high-grade column. Further grade improvements are expected in the second half of 2018 due to higher production rates from San Javier and the start-up of production at the La Prieta breccia.

•
The roasting project advanced in the second quarter with the completion of the rotary kiln brick lining, grate cooler and thermal insulation of the tertiary air duct. At the end of June, approximately 87% of the project was completed. The coal pulverizing facility, motor control center and electrical wiring are scheduled to be completed by the end of July. Initial production from the roaster is now estimated to begin in late August and ramp up to commercial production by the end of the year.

•	A total of 1,718 metres of underground development were completed in the second quarter compared to 1,445 metres of development in the previous quarter.

•	Two drill rigs completed 41 drill holes for a total of 7,020 metres of exploration drilling during the quarter compared to 4,574 metres of drilling in the previous quarter.

At the La Parrilla Silver Mine:

•
During the quarter, the flotation circuit processed 70,771 tonnes (778 tpd) with an average silver grade of 131 g/t and a 78% recovery while the cyanidation circuit processed 52,871 tonnes (581 tpd) with an average silver grade of 105 g/t and a 71% recovery for total production of 605,826 silver equivalent ounces.

•	The lead circuit processed an average lead grade of 1.4% with recoveries of 77% for total lead production of 1.7 million pounds, representing a 3% increase compared to the previous quarter.

•	The zinc circuit processed an average zinc grade of 1.5% with recoveries of 60% for total zinc production of 1.4 million pounds, representing a 14% decrease compared to the previous quarter.

•	Underground development completed in the quarter totaled 2,761 metres compared to 3,254 metres developed in the previous quarter.

•	Five drill rigs completed 41 drill holes for a total of 10,444 metres of exploration drilling during the quarter compared to 8,358 metres of drilling in the previous quarter.

At the Del Toro Silver Mine:

•
During the quarter, Del Toro produced a total of 323,714 silver equivalent ounces reflecting a 26% decrease compared to the prior quarter primarily due to a 17% decrease in throughput, and a 12% decrease in silver grade.

•	Silver grades and recoveries during the quarter averaged 117 g/t and 68%, respectively.

•	Lead grades and recoveries averaged 2.7% and 58%, respectively, producing a total of 2.3 million pounds of lead representing a 19% decrease compared to the previous quarter.

•	Underground development completed in the quarter totaled 3,044 metres compared to 2,836 metres developed in the previous quarter.

•	Three drill rigs completed 70 drill holes for a total of 9,145 metres of exploration drilling during the quarter compared to 5,824 metres of drilling in the previous quarter.

At the San Martin Silver Mine:

•
During the quarter, San Martin produced 419,815 ounces of silver and 1,331 ounces of gold for a total production of 524,843 silver equivalent ounces, reflecting a 9% decrease compared to the prior quarter. The decrease in production was primarily attributed to a 13% decrease in silver grades.

•	Silver grades and recoveries averaged 203 g/t and 87%, respectively, during the quarter. In addition, gold grades and recoveries averaged 0.6 g/t and 87%, respectively.

•	Underground development completed in the quarter totaled 2,957 metres compared with 2,966 metres of development in the previous quarter.

•	Three drill rigs completed 36 drill holes for a total of 9,781 metres of exploration drilling during the quarter compared to 4,928 metres of drilling in the previous quarter.

At the La Guitarra Silver Mine:

•
During the quarter, La Guitarra produced 138,454 ounces of silver and 1,399 ounces of gold for a total production of 249,214 silver equivalent ounces reflecting a 2% decrease compared to the prior quarter.

•	Silver grades and recoveries averaged 154 g/t and 78%, respectively, during the quarter. In addition, gold grades and recoveries averaged 1.5 g/t and 79%, respectively.

•	A total of 1,950 metres of development were completed in the second quarter compared to 1,384 metres of development in the previous quarter.

•	Three drill rigs completed 21 drill holes for a total of 7,613 metres of exploration drilling during the quarter compared to 5,806 metres of drilling in the previous quarter.

SAN DIMAS OPTIMIZATION PLANS
Given its extensive 250-year production history in Mexico, San Dimas is one of the country’s most prominent silver and gold mines as well as the largest producing underground mine in the state of Durango. However, due to poor economic conditions over recent years caused by weak metal prices and the previous streaming agreement, the operation suffered from a lack of investment. Under the new streaming arrangement as of May 10th, the operation is now generating significant cash flows allowing First Majestic to deploy capital towards exploration and underground development in areas of the mine that were previously deemed uneconomic.

Since the acquisition announcement in January 2018, First Majestic has been developing a long-term mine and mill automation plan for the future of the operation. The Company has identified numerous projects that will be implemented over the next 12 to 18 months to improve production costs at the mine and processing plant, including:

1)	Implementation of High Intensity Grinding technology

2)	Lime automation and pH control

3)	Upgrading the tailings filtration plant

4)	Modernization of the Merrill-Crowe and smelting operations

5)	Installation of the third counter-current decantation tank

6)	Estimated 40% reduction in ore drive development dimensions allowing for reduced dilution and reductions in costs associated with standard ground support

7)	Pillar recoveries from Tayoltita, Santa Rita and Noche Buena mines

In the second half of the 2018, production rates at San Dimas are expected to average 1,700 tpd with estimated average silver and gold grades of 345 g/t and 3.9 g/t, respectively. It should be noted that many of the anticipated benefits from these mine and mill modifications are not yet reflected in the forecasted operating results below and is expected to take several operating quarters to materialize.

OUTLOOK

Following the transformational acquisition of the San Dimas operation, the Company will be implementing various cost saving programs and operational modifications in order to improve profitability across the portfolio of assets. The Company has revised its annual production guidance to incorporate the following operational adjustments:

1.
The addition of approximately 3.7 to 4.0 million ounces of silver (or 7.1 to 7.7 million silver equivalent ounces) of production in 2018 from San Dimas. On an annualized rate, production at San Dimas is projected to be 5.8 to 6.4 million ounces of silver (or 10.8 to 12.0 million silver equivalent ounces).

2.
Increased silver grades at Santa Elena to 94 g/t compared to the previous estimate of 89 g/t, due to mine sequencing into areas of the mine with higher silver grades and lower gold grades. Blended gold grades from the heap leach pad together with fresh underground ore are expected to average 1.5 g/t for the full year compared to 1.7 g/t which was achieved in the first half of the 2018.

3.
Reduction of head grades at La Encantada to 110 g/t, from previous estimates of 150 g/t, due to a delay in accessing higher grade material from sub-level caving at the San Javier and La Prieta breccias. The slight production delay was due to difficult ground conditions affecting drilling and support in the cave initiation and have since been resolved. Grades and tonnage from these two areas are expected to increase in the second half of 2018 and improve silver production. In addition, initial production from the new roaster is now scheduled to begin at the end of August, previous start-up guidance was March, and ramping up to commercial production by the end of the year. The delays with the roaster and accessing higher grade ounces from sub-level caving resulted in approximately a 1.0 million ounce deferral in annual silver production at La Encantada compared to the original guidance.

4.
Reduction in throughput at Del Toro in the second half of the year to 800 tpd due to decreased development rates in the San Juan and Dolores mines. In addition, silver recoveries are now planned at 67% compared to

78% due to a higher volume of transitional ore being processed through the flotation circuit. The microbubble flotation cells which are planned to be installed in the first quarter of 2019 are expected to improve these recoveries.

5.
Following an extensive review of the La Guitarra operation, the Company has decided to place the mine and mill under care and maintenance and review strategic options including the potential sale of the operation. The decision to place the operation under care and maintenance, which is scheduled for August 1st, has been a difficult decision for management. Unfortunately, the reallocation of capital and resources to projects that have better economics and internal rates of return such as the newly acquired San Dimas operation are taking priority. The Company will continue with current permitting activities and remediation programs to prepare the operation for a potential reopening in the future, subject to a sufficient improvement in the economic situation to justify a restart of the operation.

As a result of these operational modifications, our 2018 annual silver production has been increased to an estimated range of 12.0 to 13.2 million ounces, or 20.5 to 22.6 million silver equivalent ounces. This compares to the previous annual production guidance of 10.6 to 11.8 million ounces of silver, or 15.7 to 17.5 million silver equivalent ounces.

The Company is also providing guidance for the second half of 2018 on a mine-by-mine basis below. Cash cost and AISC guidance is shown per payable silver ounce. Metal price and foreign currency assumptions for calculating silver equivalent ounces were unchanged compared to the previous budget; silver: $16.50/oz, gold: $1,250/oz, lead: $1.10/lb, zinc: $1.40/lb, MXN:USD 19:1.

GUIDANCE FOR SECOND HALF OF 2018

Mine	Silver Oz (M)	Silver Eqv Oz (M)	Cash Costs ($)	AISC ($)
San Dimas	2.9 - 3.2	5.4 - 6.0	2.71 - 3.74	7.12 - 8.64
Santa Elena	1.2 - 1.3	2.4 - 2.7	5.70 - 6.67	9.52 - 10.63
La Encantada	1.4 - 1.6	1.4 - 1.6	11.74 - 12.52	15.47 - 16.58
La Parrilla	0.7 - 0.8	1.2 - 1.3	8.65 - 9.29	14.71 - 15.76
Del Toro	0.4 - 0.5	0.8 - 0.9	10.74 - 12.08	21.61 - 24.20
San Martin	0.9 - 1.0	1.0 - 1.2	8.60 - 9.30	11.83 - 12.82
La Guitarra	0.04	0.07	15.15 - 16.29	29.63 - 31.70
Consolidated	7.6 - 8.4	12.4 - 13.8	$6.63 - $7.54	$13.28 - $14.84
*Certain amounts shown may not add exactly to the total amount due to rounding differences.
*Consolidated AISC includes Corporate General & Administrative cost estimates and non-cash costs of $1.99 to $2.22 per payable silver ounce.

In the second half of 2018, the Company expects silver production to range between 7.6 - 8.4 million ounces, representing a 55% to 71% increase when compared to 4.9 million silver ounces produced in the first half of 2018. Additionally, total production is now expected to range between 12.4 - 13.8 million silver equivalent ounces in the second half of 2018, representing a 38% to 53% increase when compared to 9.0 million silver equivalent ounces produced in the first half of 2018.

A mine-by-mine breakdown of the revised full year 2018 production guidance is included in the table below and assumes the same metal prices and foreign currency assumptions as stated previously.

GUIDANCE FOR FULL YEAR 2018

Mine	Silver Oz (M)	Silver Eqv Oz (M)	Cash Costs ($)	AISC ($)
San Dimas	3.7 - 4.0	7.1 - 7.7	2.88 - 3.66	6.99 - 8.19
Santa Elena	2.1 - 2.3	5.0 - 5.6	2.48 - 3.03	7.28 - 8.18
La Encantada	2.1 - 2.3	2.1 - 2.4	14.25 - 14.79	18.52 - 19.47
La Parrilla	1.4 - 1.5	2.3 - 2.5	9.67 - 10.08	15.77 - 16.70
Del Toro	0.7 - 0.8	1.5 - 1.6	12.16 - 12.91	22.25 - 24.15
San Martin	1.7 - 1.9	2.0 - 2.2	8.61 - 9.00	11.53 - 12.20
La Guitarra	0.3	0.5	11.17 - 11.45	20.28 - 21.38
Consolidated	12.0 - 13.2	20.5 - 22.6	$7.18 - $7.75	$14.53 - $15.83
*Certain amounts shown may not add exactly to the total amount due to rounding differences.
*Consolidated AISC includes Corporate General & Administrative cost estimates and non-cash costs of $2.42 to $2.69 per payable silver ounce.

Annual cash costs are now expected to be within the range of $7.18 to $7.75 per ounce, compared to the previous guidance of $8.30 to $9.09 per ounce, primarily due to the addition of the low-cost San Dimas operation. In addition, annual all-in sustaining costs are now expected to be within a range of $14.53 to $15.83 per ounce, compared to the previous guidance of $15.21 to $16.56 per ounce.

REVISED CAPITAL BUDGET
The Company has updated its 2018 capital budget to include the San Dimas operation as well as the reallocation of capital for development and exploration across its operations. As a result, total capital investments for 2018 are now estimated at $148.7 million, consisting of $64.8 million for sustaining requirements and $83.9 million for expansionary projects. This represents a 19% increase compared to the original 2018 capital budget of $125.4 million primarily due to the inclusion of the San Dimas operation and additional investments related to corporate projects. The revised budget includes $59.2 million to be spent on underground development, $35.6 million towards property, plant and equipment, $27.4 million in exploration and $26.5 million towards corporate projects including mill automation and HIG mill technology. On a mine-by-mine basis, capital expenditures in the second half of 2018 are estimated to be $22.4 million at San Dimas, $11.4 million at Santa Elena, $11.1 million at La Encantada, $8.9 million at La Parrilla, $7.9 million at Del Toro, $5.8 million at San Martin and $2.6 million at La Guitarra.

Revised 2018 Capital Budget ($millions)	Sustaining	Expansionary	Total
Underground Development	32.8	26.4	59.2
Exploration	4.4	23.0	27.4
Property, Plant and Equipment	23.9	11.7	35.6
Corporate Projects	3.5	23.0	26.5
Total	64.8	83.9	148.7
*Certain amounts shown may not add exactly to the total amount due to rounding differences.

In the first half of 2018, the Company completed 32,752 metres of underground development and 118,726 metres of exploration drilling. Under the revised 2018 budget, the Company is now expecting to complete a total of 76,700 metres of underground development, representing a 6% increase compared the original budget of 72,477 metres. In addition, the Company is now planning to complete a total of 203,500 metres of exploration drilling in 2018, representing an 11% increase compared to the original budget of 183,000 metres, primarily due the addition of 33,400 metres of exploration drilling planned at San Dimas.

APPOINTMENT OF VP OF EXPLORATION
The Company is pleased to announce the appointment of Greg Kulla as Vice President of Exploration who will lead all exploration activities at the Company’s growing portfolio of projects in Mexico. Mr. Kulla has over 30 years of experience exploring and evaluating mineral deposits and resource estimates that support operating mines. Prior to joining First Majestic, Greg was with Amec Foster Wheeler (“Amec”), a multinational consultancy, engineering and project management company, for 13 years holding the position of Principal Geologist. Additionally, Mr. Kulla also has 18 years of experience as an exploration geologist prior to joining Amec covering a diverse set of base, precious metal and industrial mineral deposit types worldwide including vein-hosted silver, epithermal and orogenic gold, porphyry copper-gold-silver-molybdenum, polymetallic skarn, sediment-hosted copper and sulphide nickel projects. He has extensive experience in mineral exploration, resource estimation, data quality assurance and quality control evaluation, technical audits and due diligence reviews.

CONFERENCE CALL

The Company will be holding a conference call and webcast on Tuesday, July 17, 2018 at 8am PDT (11 am EDT).
To participate in the conference call, please dial the following:

Toll Free Canada & USA:	1-800-319-4610
Outside of Canada & USA:	1-604-638-5340
Toll Free Germany:	0800 180 1954
Toll Free UK:	0808 101 2791

Participants should dial in 10 minutes prior to the conference. Click on WEBCAST on the First Majestic homepage as a simultaneous audio webcast of the conference call will be posted at www.firstmajestic.com.

The conference call will be recorded and you can listen to an archive of the conference by calling:

Canada & USA Toll Free:	1-800-319-6413
Outside Canada & USA:	1-604-638-9010
Access Code:	2450 followed by the # sign

The replay will be available approximately one hour after the conference and will available for 7 days following the conference. The replay will also be available on the Company’s website for one month.

Q2 EARNINGS ANNOUNCEMENT
The Company is planning to release its second quarter 2018 unaudited financial results on Monday, August 13, 2018.

ABOUT THE COMPANY
First Majestic is a mining company focused on silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets. The Company presently owns and operates seven producing silver mines; the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, the La Encantada Silver Mine, the La Parrilla Silver Mine, the San Martin Silver Mine, the Del Toro Silver Mine and the La Guitarra Silver Mine. Production from these seven mines is projected to be between 12.0 to 13.2 million ounces of pure silver or 20.5 to 22.6 million ounces of silver equivalents in 2018.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements
This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of First Majestic Silver Corp.  Forward-looking statements include, but are not limited to, statements with respect to the future price of silver and other metals, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of First Majestic Silver Corp. to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in First Majestic Silver Corp.'s Annual Information Form for the year ended December 31, 2017, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C.  Although First Majestic Silver Corp. has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  First Majestic Silver Corp. does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.